RECD S.E.C.
FEB 1 7 2004
535

04002313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & F Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East Fourth Avenue
(No. and Street)

Mount Dora, FL 32757
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Lester Ariail 352 383 6155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenlee, Kurras, Rice & Brown, PA
(Name – *if individual, state last, first, middle name*)

627 North Donnelly Street, Mount Dora, FL 32757
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Lester Ariail, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & F Financial Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN WASSA

PRINT TYPE OR STAMP NAME OF NOTARY PUBLIC

PERSONALLY KNOWN ___ OR PRODUCED I.D. ✓

TYPE OF I.D. PRODUCED ALONG WITH NUMBER

FLDL A640392384590

Susan Wassa

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
Susan A Wassa
My Commission DD135480
Expires July 21 2006

H. Lester Ariail

Signature

President & Treasurer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 17 2004
WASH. D.C.
155
SECTION

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2003

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2003

TABLE OF CONTENTS

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr., C.P.A.
Suzanne M. Brownlee, C.P.A.

GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Garner, C.P.A.

Dorothy A. Kurras, C.P.A.
Keire Rice Hosley, C.P.A.
David A. Donofrio, C.P.A.

Independent Auditor's Report

To the Stockholders of
A & F Financial Securities, Inc.

We have audited the accompanying statement of financial position of A & F Financial Securities, Inc. (an S corporation) as of December 31, 2003, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A & F Financial Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital Computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
January 27, 2004

MEMBER: FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

605 Montrose Street
P.O. Box 120400 • Clermont, FL 34712-0400
(352) 394-3256 • Fax (352) 394-6910

627 N. Donnelly Street
P.O. Box 8 • Mount Dora, FL 32756-0008
(352) 383-6300 • Fax (352) 383-6356

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 19,784	
Deposits with clearing organization	25,000	
Note receivable	10,000	
Investments	52,108	
Investments not readily marketable	4,300	
Equipment (less accumulated depreciation of $2,062)	4,605	
Organization costs (less amortization of $453)	. . .	
TOTAL ASSETS		$ 115,797

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities		$ . . .
Stockholders' Equity:		
Common stock, $1 par value, 200,000 shares authorized, 300 shares issued and outstanding	$ 300	
Additional paid-in capital	90,571	
Retained earnings	24,926	
Total Equity		115,797
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 115,797

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions and advisory fees	$ 174,166	
Interest	572	
Total Income		$ 174,738
Expenses:		
Advertising	$ 1,894	
Commissions	138,078	
Communications	5,706	
Insurance	412	
Investment fees	1,981	
Licenses	6,090	
Occupancy	6,366	
General and administrative	7,635	
Other expenses	1,880	
Depreciation	1,358	
Total Expenses		171,400
Net Income		$ 3,338
Earnings per share of common stock		$ 10.11

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income	$ 3,338	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	1,358	
Decrease in accounts receivable	3,284	
(Decrease) in accounts payable	(5,394)	
Net Cash Provided by Operating Activities		$ 2,586
Cash Flows from Investing Activities:		
Investment purchases	(519)	
Net Cash Used by Investing Activities		(519)
Cash Flows from Financing Activities:		
Stockholder distributions		(37,500)
Net Decrease in Cash		(35,433)
Cash at January 1, 2003		55,217
Cash at December 31, 2003		$ 19,784

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2003	$ 300	$ 90,571	$ 59,088
Net Income	...	...	3,338
Shareholder distributions	...	...	(37,500)
Balances at December 31, 2003	$ 300	$ 90,571	$ 24,926

The notes to the financial statements are an integral part of this statement.

1. **Significant Accounting Policies**

Nature of Operations - The Company was formed in 1997 as an S corporation for the purpose of operating as a securities brokerage enterprise. The Company serves as an introducing broker.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

Investments - Investments not readily marketable include securities for which there is no market on a securities exchange. Investments are carried at cost.

Equipment - Equipment consisting of office equipment is stated at cost. For financial reporting purposes, depreciation is calculated on the straight line basis with lives of three to five years.

Income Taxes - Since the Company is an S corporation, any earnings flow to the individual income tax returns of the shareholders.

Revenue - Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments consist of the following

100 shares of closely held bank stock	$ 1,000
300 shares of NASD stock	3,300
Total Investments Not Readily Marketable	$ 4,300
Brokerage trading account	$ 52,108

3. **Earnings Per Share**

Basic earnings per share were computed by dividing income available to stockholders by the weighted average number of shares outstanding for the year.

4. **Liabilities Subordinated to Claims of General Creditors**

The Company had no such liabilities at either December 31, 2003 or December 31, 2002.

5. **Net Capital**

The Company clears through another broker/dealer on a fully-disclosed basis, with the clearing firm carrying the customer accounts. The Company has a net capital requirement of $50,000. At December 31, 2003, the Company had net capital pursuant to SEC rule 15c3-1 of $96,517, which was $46,517 in excess of its requirements.

6. **Possession or Control Requirements Under Rule 15c3-3**

The Company had no such securities at December 31, 2003.

7. **Reconciliation of Material Difference**

A reconciliation is not necessary pursuant to rule 17a-5(d)(4).

A & F FINANCIAL SECURITIES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2003

Total Assets	$ 115,797
Deduct Total Liabilities	. . .
Ownership Equity	115,797
Add Subordinated Liabilities	. . .
Total Capital and Subordinated Liabilities	115,797
Deduct Total Nonallowable Assets	(18,905)
Net Capital before Haircuts	96,892
Haircuts on securities	(375)
Net Capital	96,517
Deduct Net Capital Requirement	50,000
Excess Net Capital	$ 46,517
Aggregate Indebtedness	$ . . .
Ratio Aggregate Indebtedness to Net Capital	. . .

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited)	$ 96,517
Net audit adjustments	. . .
Net Capital per above	$ 96,517

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr., C.P.A.
Suzanne M. Brownlee, C.P.A.

GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Garner, C.P.A.

Dorothy A. Kurras, C.P.A.
Keire Rice Hosley, C.P.A.
David A. Donofrio, C.P.A.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholders of
A & F Financial Securities, Inc.

In planning and performing our audit of the financial statements of A & F Financial Securities, Inc. for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A & F Financial Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. A & F Financial Securities, Inc. was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
January 27, 2004

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr., C.P.A.
Suzanne M. Wolfe, C.P.A.

GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Garner, C.P.A.

Dorothy A. Kurras, C.P.A.
John A. Powers, C.P.A.
Keire Rice Hosley, C.P.A.
David S. McDonald, C.P.A.

February 4, 2004

To: Lester Ariel, A&F Financial Securities, Inc.

From: Patricia A. Sykes-Amos, CPA

Re: Annual report on Anti-Money Laundering as required by Title III of the PATRIOT Act

We reviewed A&F Financial Securities' *Written Supervisory Procedures (#XXII.)* outlining the procedures representatives of the Firm will follow in implementing the requirements of Title III of the PATRIOT Act.

These written procedures appear to incorporate all relevant compliance areas.

The Firm's policy will not allow acceptance of cash or a cashiers check to consummate a transaction.

The Firm's records indicate that the representatives are following the procedures in obtaining personal identification from new customers and in obtaining sufficient background information for the circumstance. There were no noted instances of the Firm's conducting a credit history or background check.

The Firm's representatives perform an online review of the OFAC listing on a frequent basis.

The Firm appears to be in total compliance with the requirements of Title III of the PATRIOT Act. We have no recommendations for further procedures, controls or practices.

MEMBER: FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

605 Montrose Street
P.O. Box 120400 • Clermont, FL 34712-0400
(352) 394-3256 • Fax (352) 394-6910

627 N. Donnelly Street
P.O. Box 8 • Mount Dora, FL 32756-0008
(352) 383-6300 • Fax (352) 383-6356